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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of January 2005


                              AETERNA ZENTARIS INC.
                   ------------------------------------------
                   (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F ______     Form 40-F   X
                                                    -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                         Yes ______       No   X
                                             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____




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                                 DOCUMENTS INDEX
                                 ---------------




  Documents Description
  ---------------------

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  1.            Press release dated January 18, 2005 -AEterna Zentaris
                Advances AN-152 Targeted Anti-Cancer Agent into Clinical Development
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AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com




                                                           PRESS RELEASE
                                                           For immediate release



AETERNA ZENTARIS ADVANCES AN-152 TARGETED ANTI-CANCER
AGENT INTO CLINICAL DEVELOPMENT

QUEBEC CITY, CANADA, JANUARY 18, 2005 - AEterna Zentaris Inc. (TSX: AEZ; Nasdaq:
AEZS) today announced the initiation of a company-sponsored Phase I dose-ranging study for its targeted anti-cancer agent AN-152, a novel cytotoxic conjugate which has the potential to selectively and specifically target certain types of cancer cells that express Luteinizing Hormone Releasing Hormones (LHRH) receptors (LHRH receptor positive tumors) and thereby may offer a better safety and efficacy profile as compared to the cytotoxic agent alone.

The Phase I study, which will be conducted at university clinics in Gottingen and Frankfurt/Main in Germany, will evaluate the safety (including maximum tolerated dose and dose-limiting toxicity) and pharmacokinetics of intravenously-administered AN-152 in patients with LHRH receptor positive ovarian, endometrial or breast cancer. A high percentage of these cancers, in addition to hormone-refractory prostate cancer, are known to be LHRH receptor positive and, therefore, represent logical initial indications for AN-152.

"The initiation of this study not only marks an important milestone in the development of AN-152, a novel therapeutic approach against cancer, but also provides yet another proof of the extremely successful collaboration between our Company and the laboratory of Nobel Laureate Dr. Andrew Schally at Tulane University in New Orleans", said Prof. Jurgen Engel, Executive Vice President, Global R&D and COO of AEterna Zentaris.

AN-152 is a cytotoxic conjugate that is designed to achieve differential delivery, or targeting, of the cytotoxic agent to cancer vs. normal cells. In AN-152, doxorubicin (an FDA-approved cytotoxic agent) is chemically linked to an LHRH agonist, a modified natural hormone with affinity for the LHRH receptor. This design allows for the specific binding and selective uptake of the cytotoxic conjugate by LHRH receptor positive tumors. Potential benefits of this targeted approach are several-fold, and include a more favorable safety profile with lower incidence and severity of side effects, as normal tissues are spared from toxic effects of doxorubicin. Doxorubicin use is associated with significant, frequently treatment-limiting cardiac toxicity. In addition, the targeted approach may enable treatment of LHRH receptor positive cancers that have become refractory to doxorubicin given in its non-targeted form.



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In preclinical studies conducted to date in several animal models of LHRH receptor positive human cancer, AN-152`s anti-tumor activity and tolerability were shown to be superior to that of doxorubicin. As would be expected, AN-152 was not active or was significantly less active than doxorubicin in LHRH receptor negative cancer cell lines.

AEterna Zentaris has in-licensed worldwide rights to AN-152 from Tulane University. AN-152 is the lead compound in a series of cytotoxic conjugates that are designed to target certain tumor cells expressing receptors for peptide hormones such as LHRH, bombesin and somatostatin.


ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and commercialization. The Company's broad, renewable product pipeline leverages five different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R), and has successfully completed a broad Phase II program in endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.

AEterna Zentaris also owns 61.1% of Atrium Biotechnologies Inc., an international company that develops, manufactures and markets added-value active ingredients and specialty chemicals for the cosmetics, chemical, pharmaceutical and nutritional industries, as well as health and nutrition products.

News releases and additional information about AEterna Zentaris are available on its new Web site www.aeternazentaris.com.
                 -----------------------


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


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CONTACTS:

MEDIA RELATIONS                            INVESTOR RELATIONS
Paul Burroughs                             Ginette Vallieres
(418) 652-8525 ext. 406                    (418) 652-8525 ext. 265
paul.burroughs@aeternazentaris.com         ginette.vallieres@aeternazentaris.com
----------------------------------         -------------------------------------

EUROPE
Dr. Mathias Pietras
+49-6942602-3423
mathias.pietras@zentaris.com
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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               AETERNA ZENTARIS INC.


Date:  January 18, 2005        By:  /s/Mario Paradis
-----------------------          -----------------------------------------------
                                 Mario Paradis
                                 Senior Finance Director and Corporate Secretary